Rockwell restructures its BEE transaction with AVR and acquires new mine as part of the agreement

March 19, 2012 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce that it has reached an agreement with Africa Vanguard Resources (“AVR”) on a way forward with respect to the Company’s Northern Cape operations which includes an agreement to acquire AVR’s Jasper Mine property. The Jasper Mine property is contiguous to Rockwell’s Saxendrift Mine and has the potential to extend the life of Saxendrift with limited new investment.

As required by South African law, Rockwell entered into an arrangement with AVR to permit them to purchase a 26% interest in the Company under the Black Economic Empowerment (‘BEE’) legislative provisions. The management of Rockwell has been in recent ongoing discussions with AVR regarding the replacement of the vendor funding provided by Rockwell to AVR relating to the acquisition by AVR of 26% of HC Van Wyk Diamond Group (“VWDG”) and Saxendrift Mine (Pty) Ltd in 2008, the Rockwell subsidiaries which hold the Company’s Northern Cape operations and projects. As part of the agreements, AVR paid an amount of $2.9 million (ZAR22.5 million) with the balance of $7.9 million (ZAR61.6 million) still owing to Rockwell.

The restructured agreement includes a payment to AVR by Rockwell of $1.9 million (ZAR15 million). This payment will be in the form of Rockwell shares, listed on the JSE Limited. AVR has undertaken not to trade these shares for a period of one year. Incorporated into the settlement arrangements is the acquisition by Rockwell of the Jasper Mine property from AVR (“the transactions”). The completion of these transactions is subject to various conditions precedent, including the completion by Rockwell of a due diligence investigation, regulatory approvals and obtaining approval from the DMR with respect to certain parts of the transaction. The deadline for the fulfillment of the conditions precedent is December 31, 2013, extendable by mutual agreement between the parties.

Preliminary estimates indicate that the past producing Jasper Mine, which is a brownfield opportunity, has remaining diamond-bearing deposits that are easily accessible to the infrastructure at the Saxendrift Mine and could extend the life of Saxendrift Mine mine, which is currently three years.

The restructure and unwinding of the AVR transaction on an asset level will, subject to the conditions precedent being fulfilled, provide Rockwell with the opportunity to enter into a new BEE partnership and will also retain AVR as a meaningful shareholder in Rockwell. The Company is actively pursuing discussions with several BEE entities, who have indicated their interest to partner with Rockwell in a value creating transaction. In compliance with the requirements of the Mining Charter, AVR’s shares will be transferred to the new BEE partner once a suitable transaction is concluded.

Commenting on the settlement with AVR, Mark Bristow, Chairman of Rockwell said that: “the Rockwell management team has negotiated a settlement which provides for both parties to deal with their own short term challenges whilst simultaneously giving Rockwell the ability to comply with its BEE objectives and growth plans on a commercial basis. Having resolved one of the last remaining legacy issues impacting the Company the management team will be able to spend more time on its diamond value management strategy which is a key driver to delivering on its short and medium plans to create value for all its stakeholders.”

“This is another step in our journey to create an intermediate value driven diamond business. Our ongoing engagement with several potential BEE partners who share our vision and strategic objectives give us confidence that we will be able to forge a partnership that will add value to our business going forward,” said James Campbell, CEO, Rockwell.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond production company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release. Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.